Exhibit 99.1

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2014 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited by the Group’s independent auditor, KPMG Inc., in accordance with Canadian Auditing Standards.  The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2014 were approved by the Board of Directors and signed on its behalf on March 27, 2015.

(Signed) S. R. Curtis Chief Executive Officer	(Signed) M. Learmonth Chief Financial Officer

Caledonia Mining Corporation

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of profit or loss and other comprehensive income, consolidated changes in equity and consolidated cash flows for the years ended December 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information, as set out on pages 3 to 53.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Chartered Accountants

85 Empire road
Parktown
Johannesburg
South Africa
March 27, 2015

Caledonia Mining Corporation

Consolidated statements of profit or loss and other comprehensive income

(In thousands of Canadian dollars)

For the years ended December 31	Note	2014	2013
		$	$
Revenue		59,082	65,113
Less: Royalty		(3,889)	(4,544)
Production costs	8	(30,812)	(27,412)
Depreciation		(3,908)	(3,276)
Gross profit		20,473	29, 881
Other income		28	-
Administrative expenses	9	(8,157)	(7,772)
Share-based payment expense	20	-	(68)
Foreign exchange gain		1,176	1,677
Impairment	12	(196)	(14,203)
Operating profit		13,324	9,515
Finance income	10	15	24
Finance cost	10	(170)	(132)
Net finance costs		(155)	(108)
Profit before tax		13,169	9,407
Tax expense	11	(6,604)	(9,897)
Profit/(Loss) for the year		6,565	(490)
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		3,848	2,254
Tax on other comprehensive income	11	122	-
Other comprehensive income for the year, net of income tax		3,970	2,254
Total comprehensive income for the year		10,535	1,764
Profit/(Loss) attributable to:
Owners of the Company		4,897	(3,055)
Non-controlling interests		1,668	2,565
Profit/(Loss) for the year		6,565	(490)
Total comprehensive income attributable to:
Owners of the Company		8,833	(726)
Non-controlling interests		1,702	2,490
Total comprehensive income for the year		10,535	1,764
Earnings/(Loss) per share
Basic earnings/(loss) - per share ($)	18	0.093	(0,061)
Diluted earnings/(loss) - per share ($)	18	0.093	(0,061)

The accompanying notes on page 7 to 53 are an integral part of these consolidated financial statements. On behalf of the Board: "S.R. Curtis" - Director and "M. Learmonth"

Caledonia Mining Corporation

Consolidated statements of financial position

(In thousands of Canadian dollars)

	Note	2014	2013
As at		December 31	December 31
		$	$
Assets
Property, plant and equipment	12	40,388	33,448
Total non-current assets		40,388	33,448

Inventories	13	7,571	6,866
Prepayments		348	177
Trade and other receivables	14	2,040	3,889
Income tax receivable		111	-
Cash and cash equivalents	15	26,838	25,222
Total current assets		36,908	36,154
Total assets		77,296	69,602

Equity and liabilities
Share capital	16	57,607	57,607
Reserves	17	159,883	156,069
Retained loss		(159,759)	(161,651)
Equity attributable to shareholders		57,731	52,025
Non-controlling interests	29	804	(51)
Total equity		58,535	51,974

Liabilities
Provisions	21	2,888	1,572
Deferred tax liability	11	10,092	8,522
Total non-current liabilities		12,980	10,094

Trade and other payables	22	3,791	4,600
Income tax payable		1,990	1,138
Bank overdraft	15	-	1,796
Total current liabilities		5,781	7,534
Total liabilities		18,761	17,628
Total equity and liabilities		77,296	69,602

The accompanying notes on page 7 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Director and “M. Learmonth”

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share- based payment reserve		Retained Loss	Total	Non- controlling interests (“NCI”)	Total Equity
		$	$	$	$	$		$	$	$	$
Balance at December 31, 2012		197,137	5	(2,010)	-		*15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	17	(140,000)	-	-	140,000	-		-	-	-	-
Share-based payment transaction	20	-	-	-	-	68		-	68	-	68
Dividends paid		-	-	-	-	-		(5,202)	(5,202)	(745)	(5,947)
Shares issued	16	470	-	-	-	-		-	470	-	470
Movement in equity			(5)					5
Total comprehensive income:
(Loss)/profit for the year		-	-	-	-	-		(3,055)	(3,055)	2,565	(490)
Other comprehensive income for the year		-	-	2,329	-	-		-	2,329	(75)	2,254
Balance at December 31, 2013		57,607	-	319	140,000	15,750		(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividends paid		-	-	-	-	-		(3,127)	(3,127)	(847)	(3,974)
Total comprehensive income:
Profit for the year		-	-	-	-	-		4,897	4,897	1,668	6,565
Other comprehensive income for the year		-	-	3,814	-	-		122	3,936	34	3,970
Balance at December 31, 2014		57,607	-	4,133	140,000	15,750		(159,759)	57,731	804	58,535

* Refer to notes 5 and 20.

The accompanying notes on page 7 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis” - Director and “M. Learmonth”

Caledonia Mining Corporation

Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2014	2013
		$	$

Cash flows from operating activities	23	18,822	22,768
Interest received		15	24
Interest paid		(133)	(132)
Tax paid	11	(4,999)	(7,974)
Cash from operating activities		13,705	14,686

Cash flows from investing activities
Acquisition of property, plant and equipment		(6,786)	(11,738)
Net cash used in investing activities		(6,786)	(11,738)

Cash flows from financing activities
Dividends paid		(3,974)	(5,947)
Advance dividend paid		-	(1,987)
Proceeds from the exercise of share options	16	-	470
Net cash used in financing activities		(3,974)	(7,464)
Net increase/(decrease) in cash and cash equivalents		2,945	(4,516)
Cash and cash equivalents at beginning of year		23,426	27,942
Effect of exchange rate fluctuations on cash held		467	-
Cash and cash equivalents at year end	15	26,838	23,426

The accompanying notes on page 7 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Director and “M. Learmonth”

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

1 Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at and for the year ended December 31, 2014 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2 Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 27, 2015.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.

(iii) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(iv) Going concern

These consolidated financial statements have been prepared on a going-concern basis.

3 Use of estimates and judgements

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group‘s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions in estimates are recognised prospectively.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

3 Use of estimates and judgements – (continued)

(a) Judgements

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5.

(b) Assumptions and Estimation uncertainties

i) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii) Exploration and evaluation (“E&E”) expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”), disclosed under Property, plant and equipment as mineral properties not depreciated.

The Group also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

3 Use of estimates and judgements - (continued)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iii) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

iv) Share-based payment transactions

The Group measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

3 Use of estimates and judgements - (continued)

v)  Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vi) Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

vii) Measurement of fair values

Some of the Group’s accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair values. This includes a valuation team member who has overall responsibility for overseeing all significant fair value measurements.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as price) or indirectly (i.e. derives from prices).

•	Level 3: inputs for the assets or liability that are not based for identical assets or observable market data (unobservable inputs).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies

Except as stated in note 4(p), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

(a) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii) Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii) Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

i) Foreign operations

The functional currency of Caledonia Mining Corporation is the Canadian dollar, and for its subsidiaries it is US dollar, Zambian Kwacha and South African Rand (“ZAR”) respectively. Subsidiary financial statements have been translated to Canadian dollars as follows:
  Assets and liabilities are translated using the exchange rate at period end; and
  Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss.

When the Group disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in OCI.

ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c) Financial instruments

i) Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

The Group has the following non-derivative financial assets: trade and other receivables, prepayments as well as cash and cash equivalents.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables and prepayments.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

ii) Non-derivative financial liabilities

Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(e) Property, plant and equipment

i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

ii) Exploration and evaluation expenditure

Exploration costs are expensed as incurred, unless there is a high degree of confidence in the project's viability and it is probable that the project will return future economic benefits to the group when all further pre-production expenditure is capitalised. These costs include evaluation costs.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs and disclosed under Property, plant and equipment as mineral properties not depreciated These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development. All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

iii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iv) Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years
•	plant and equipment10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of its fair value less cost to sell and its estimated value in use. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) Impairment of exploration and evaluation assets

The test for recoverability of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(h) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(I) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period or immediately for awards already vested.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(ii) Share-based payment relating to the indigenisation transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognised immediately as an expense in 2012 in the statement of comprehensive income, with a corresponding increase in equity, when the transaction became effective.

(j) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(k) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the gold price receivable at the date of the transaction.

(m) Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets, interest on bank overdraft balances and also include commitment costs on overdraft facilities. Finance income and finance costs further include foreign exchange differences on financial assets and financial liabilities.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

(ii) Deferred tax

Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to common shareholders of the Group (see note 18) by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

 (p) Changes in accounting policies

The Group has adopted the following new standards, including any consequential amendments to other standards, with a date of January 1, 2014. The nature and effects of the changes are explained below.

Offsetting of financial assets and financial liabilities

The Group does not have financial assets and financial liabilities that are offset. As a result, the amendments to IFRS 7 did not require expanded disclosure about the offsetting of financial assets and financial liabilities.

IAS 36 Amendment - Disclosure of recoverable amount for non-financial assets

The Group has adopted the amendments to IAS 36 (2013) in the year ended December 31, 2014. To the extent that impairment is recognised and the recoverable amount is determined with reference to fair value less costs of disposals, the required additional disclosure has been provided.

(q) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective.  Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*	Adoption date by the Group
Amendments to IAS 1	Disclosure Initiative	January 1, 2016	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018	January 1, 2018

* Annual periods beginning on or after

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

Possible impact on the consolidated financial statements

•	Disclosure Initiative (Amendments to IAS 1)

The amendments provide additional guidance on the application of materiality and aggregation when preparing financial statements. The amendments apply for annual periods beginning on or after January 1, 2016 and early application is permitted. The amendment is not expected to result in significant changes to the level of aggregation in the financial statements.

•	IFRS 15 Revenue from contracts with customers

This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.

This new standard is not expected to have a significant impact on the Group since it is not expected to change the timing of when revenue is recognised and the amount of revenue recognised. The Group is currently in the process of performing a more detailed assessment of the impact of this standard on the Group and will provide more information in the year ending December 31, 2016 financial statements.

•	IFRS 9 Financial Instruments

On July 24, 2014, the IASB issued the final IFRS 9 Financial Instruments Standard, which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This standard is not expected to have a significant impact on the Group as measurement categories are similar to IAS 39 even though the criteria for classification into these categories are significantly different. The IFRS 9 impairment model has also been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model. The change is not expected to increase the provision for bad debts recognised in the Group because of the short gold sales collection period. The Group will adopt the standard in the first annual period beginning on or after January 1, 2018.

5 Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the group were declared by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)           20% of the 16%  shareholding of NIEEF;
(b)           20% of the 15%  shareholding of Fremiro;
(c)           100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

•
The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at Dec 31, 2014 # US$’000	Dec 31, 2013 US$’000
NIEEF	16%	3.2%	12.8%	11,907	11,742
Fremiro	15%	3.0%	12.0%	11,657	11,402
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	-*	-*	7,772	7,602
	51%	16.2%	24.8%	31,336	30,746

The balance on the facilitation loans is reconciled as follows:

USD ‘000’s
Balance at December 31, 2012	30,746
Interest accrued	2,049
Dividends used to repay loans	(2,120)
Balance at December 31, 2013	30,675
Interest accrued	2,407
Dividends used to repay loans	(1,746)
Balance at December 31, 2014	31,336

*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment was debited to an interest-free loan account and was repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remained outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan was suspended.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

(c)
From January 1, 2015, Blanket will suspend dividend payments until early 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders are also suspended. During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at January 1, 2013	1,800	2,062	3,862
Advanced dividends paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31, 2013	358	3,507	3,865
Interest accrued	-	334	334
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at December 31, 2014	-	3,237	3,237

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

6           Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)

This note and note 24 presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. Currency risk on the repayment of the sales and purchases are managed by regular repayments of the outstanding amounts.

(b) Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management’s policy is to invest cash in financial institutions with a credit –rating of at least “A” that offer the highest interest rates.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

6 Financial risk management – (continued)

(c) Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year.  The payment terms stipulated in the service delivery contract were adhered to in all circumstances. Cash is deposited only with “A” grade banks.

(d) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity risk by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for public liability risk, assets all risk and comprehensive cover on all motor vehicles.

7 Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2014	2013
	$	$
Total equity	58,535	51,974

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2014, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

8 Production costs

	2014	2013
	$	$
Salaries and wages	11,056	10,105
Consumable materials	16,081	14,470
Site restoration	32	151
Exploration	379	(288)
Safety	522	595
On mine administration	2,742	2,379
	30,812	27,412

9 Administrative expense

	2014	2013
	$	$
Investor relations	567	723
Management contract fee	938	879
Audit fee	393	333
Legal fee and disbursements	797	439
Accounting services fee	27	28
Listing fees	351	340
Directors fees	371	364
Salaries and wages	2,542	1,785 2,002,001117 1,961
Office costs - Zambia	989	-
Employee benefits relating to indigenisation	155	216
Donation to scholarship fund	-	2,096
Professional consulting fees	541	-
Other	486	569
	8,157	7,772

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

10 Finance income and finance costs

Finance income	2014	2013
	$	$
Interest received – Bank	15	24

Finance cost

Interest paid – Bank	(22)	(30)
Unwinding of rehabilitation provision	(37)	-
Finance charges - Overdraft	(111)	(102)
	(170)	(132)

11 Tax expense

	2014	2013
Tax recognised in profit or loss	$	$

Current tax expense	5,824	7,712
Income tax– current year	5,059	5,139
Income tax – adjustment for current tax in prior years	(215)	-
Withholding tax expense	980	2,573
Deferred tax expense	780	2,185
Origination and reversal of temporary differences	517	2,185
Change in effective tax rate	263	-

Tax expense – recognised in profit or loss	6,604	9,897

Tax recognised in other comprehensive income

Income tax - current year	(122)	-

Net tax expense	6,482	9,897

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11 Tax expense - (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2014	2013
	$	$
Deductible temporary differences	-	3,594
Tax losses carried forward	23,205	16,029
	23,205	19,623

Taxable losses expire as set out below for the entities making taxable losses within the group. Deferred tax assets have not been recognised for these items because future taxable income is not deemed probable to utilise these benefits against.

Year	Amount
2015	1,863
2026	2,780
2027	3,054
2028	2,260
2029	1,661
2030	1,617
2031	2,238
2032	2,667
2033	2,896
2034	4,096
No expiry	51,116
76,248

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11 Tax expense - (continued)

Reconciliation of tax rate

	2014	2014	2013	2013
	%	$	%	$
Profit/(Loss) for the year		6,565		(490)
Total tax expense		6,604		9,897
Profit before tax		13,169		9,407

Income tax using Company's domestic tax rate	26.5%	3,490	26.5%	2,493
Tax rate differences in foreign jurisdictions		(385)		(1,450)
Change in effective tax rate		263		-
Foreign currency difference		37		(12)
Withholding tax – not offsetable		205		1,837
Share based payment expenses and other non-deductible expenses		-		1,222
Non-deductible expenses		(373)		-
Net over provision of taxes in prior years		(215)		-
Change in unrecognized deferred tax assets		3,582		5,807
Tax expense - recognised in Profit or loss		6,604		9,897

Tax paid	2014	2013
	$	$
Income tax payable at January, 1	1,138	1,518
Current and withholding tax expense	5,824	7,712
Income tax recognised through other comprehensive income	(122)	-
Foreign currency movement	38	(118)
Tax paid	(4,999)	(7,974)
Net Income tax payable at December, 31	1,879	1,138

Net income tax	2014	2013
	$	$
Income tax receivable *	(111)	-
Income tax payable	1,990	1,138
	1,879	1,138

* Receivable is due to an overpayment made to ZIMRA during quarter 4 of 2014 which cannot be offset against other tax jurisdictions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11 Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Property, plant and equipment	-	-	(10,339)	(8,619)	(10,339)	(8,619)
Inventories	-	-	-			(85)
Provisions	271	221	-	-	271	221
Other items	-	-	(24)	(39)	(24)	(39)
Tax assets (liabilities)	271	221	(10,363)	(8,743)	(10,092)	(8,522)

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Balance December 31, 2014
Property, plant and equipment	(8,619)	(914)	(806)	(10,339)
Inventories	(85)	-	85	-
Provisions	221	119	(69)	271
Other	(39)	15	-	(24)
Total	(8,522)	(780)	(790)	(10,092)

	Balance January 1, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Balance December 31, 2013
Property, plant and equipment	(6,156)	(2,348)	(115)	(8,619)
Unrealised forex	61	-	(61)	-
Inventories	66	158	(309)	(85)
Provisions	181	40		221
Other	(3)	(35)	(1)	(39)
Total	(5,851)	(2,185)	(486)	(8,522)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

12 Property, plant and equipment

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464

Balance at January 1, 2014	8,152	14,991	16,320	21,476	1,306	2,219	64,464
Additions*	592	3,390	1,864	1,921	122	19	7,908
Reallocations between asset classes	(640)	1,834	-	(1,197)	3	-	-
Disposals	-	-	-	(304)	-	(9)	(313)
Foreign exchange movement	742	1,689	(2,763)	2,482	(44)	61	2,167
Balance at December 31, 2014	8,846	21,904	15,421	24,378	1,387	2,290	74,226

There are commitments to purchase plant and equipment totalling $642 (2013 - $178) at year end.

* Included in mineral properties depreciated is an amount of $1,122 relating to rehabilitation asset capitalised refer note 21.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

12 Property, plant and equipment - (continued)

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses	$	$	$	$	$	$	$
Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment (1)	(a)399	-	(b)13,713	91	-	-	14,203
Derecognition	-	-	-	(443)	-	-	(443)
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016

Balance at January 1, 2014	1,734	2,826	14,333	9,886	1,063	1,174	31,016
Depreciation for the year	567	810	-	2,088	86	357	3,908
Disposals	-	-	-	(236)	-	(9)	(245)
Impairment	-	-	-	180	16	-	196
Foreign exchange movement	(252)	358	(930)	(140)	(65)	(8)	(1,037)
Balance at December 31, 2014	2,049	3,994	13,403	11,778	1,100	1,514	33,838

Carrying amounts
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448
At December 31, 2014	6,797	17,910	2,018	12,600	287	776	40,388

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

12  Property, plant and equipment - (continued)

(1) The impairments detail herein relate to the following:
(a)
This relates to the cost attributable to mineral rights held by Eersteling Gold Mine. Due to changed legislation this cost no longer has value to the Group. This mineral right does not relate to the application lodged for the New Order Mining Right applied for by Eersteling Gold Mine.

(b)
This relates to Exploration expenditure incurred at Caledonia Nama Limited in Zambia. The full carrying value of costs previously incurred and capitalised were impaired in 2013 for the following reasons:

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned, and
•	The Group has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

13  Inventories

	2014	2013
	$	$
Consumable stores	6,932	5,995
Gold in process	639	871
	7,571	6,866

Inventory comprises gold in progress at the Blanket Mine and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

14 Trade and other receivables

	2014	2013
	$	$
Bullion revenue receivable	-	1,662
VAT receivables	1,169	1,331
Deposits for stores and equipment and other receivables	871	896
	2,040	3,889

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

15 Cash and cash equivalents

	2014	2013
	$	$
Bank balances	26,838	25,222
Cash and cash equivalents in the statement of financial position	26,838	25,222
Bank overdrafts used for cash management purposes	-	(1,796)
Cash and cash equivalents in the statement of cash flows	26,838	23,426

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the bank’s base rate. The facility is unsecured, valid for 12 months and is renewable. The facility is repayable on demand.

16 Share capital

Authorised
Unlimited number of common shares of no par value.
Unlimited number of preference shares of no par value.

Issued	Number of fully paid common shares	Amount $
December 31, 2012	51,446,178	197,137
Reduction in stated capital (note 17)	-	(140,000)
Share options exercised during the year	671,730	470
December 31, 2013	52,117,908	57,607
December 31, 2014	52,117,908	57,607

The holders of common share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

17 Reserves

Investment revaluation reserve

The investment revaluation reserve arises from the valuation of investments at fair value through OCI. The amount was transferred to retained loss in the previous year because the investment was disposed of.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves	2014	2013
	$	$
Foreign currency translation reserve	4,133	319
Share-based payment reserve	15,750	15,750
Contributed surplus	140,000	140,000
Total - December 31	159,883	156,069

18 Earnings/(Loss) per share

Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share at December 31, 2014 was based on the adjusted profit/(loss) attributable to shareholders of $4,843 (2013:($3,160)), and a weighted average number of shares outstanding of 52,117,908 (2013: 51,986,466).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

18 Earnings/(Loss) per share – (continued)

Weighted average number of shares

(In number of shares)	Note	2014	2013

Issued share capital at January 1	16	52,117,908	51,446,178
Weighted average issues during the year		-	540,288
Weighted average number of shares at December 31		52,117,908	51,986,466

	2014	2013
	$	$
Profit/(Loss) attributable to shareholders	4,897	(3,055)
Blanket Mine Employee Trust Adjustment	(54)	(105)
Adjusted profit/(loss) attributable to shareholders	4,843	(3,160)

Basic earnings/(loss) per share -$	0.093	(0.061)

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value during the period of the Blanket Mine shares is treated as the issue of shares for no consideration and regarded as dilutive shares.  The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

18 Earnings/(Loss) per share – (continued)

The calculation of diluted earnings per share at December 31, 2014 was based on the adjusted profit/(loss) attributable to shareholders of $4,843 (2013: ($3,160)), and a weighted average number of shares and potentially dilutive shares outstanding of 52,145,469 (2013: 52,007,646), calculated as follows:

Weighted average number of shares

(In number of shares)	2014	2013

Weighted average number of shares (basic) at December 31	52,117,908	51,986,466
Effect of dilutive options	27,561	21,180
Weighted average number of shares (diluted) at December 31	52,145,469	52,007,646
Diluted earnings per share - $	0.093	($0.061)

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,538,359 options (2013 – 2,576,920) was excluded from the above calculations because these options were anti-dilutive.

19 Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2014 was $489 (2013: $445).

20 Share-based payments

At December 31, 2014 the Group has the following share-based payment arrangements:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant and vests immediately.

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years.  Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20 Share-based payments – (continued)

At December 31, 2014, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	$
1,461,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
884,920	0.90	Sept 10, 2017
190,000	0.72	Nov 21,2018
2,565,920

(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2014 and 2013 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding and exercisable at December 31, 2012	3,329,650	1.05
Exercised	(671,730)	0.70
Granted	190,000	0.72
Options outstanding and exercisable at December 31, 2013	2,847,920	1.11
Exercised	-	-
Expired or forfeited	(282,000)	1.13
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11

The weighted average remaining contractual life of the outstanding options is 1.81 years (2013: 2.76 years).

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted.

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20 Share-based payments – (continued)
Risk-free interest rate	0.95%
Expected dividend yield	Nil
Expected stock price volatility (based on historical volatility)	57.88%
Expected option life in years	5
Exercise price	0.72
Share price at grant date	0.72
Fair value at grant date	0.356
Expected forfeiture rate	0%

No share based payments were granted during 2014. Costs relating to share based payments granted amounted to Nil (2013: $68).

(b) Equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction

The equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Mine Employee Trust Services (Private) Limited (BETS), were accounted for as share-based payments under IFRS 2 Share Based Payment, whilst the equity instruments granted to BETS have been accounted for under IAS 19 Employee benefits.

The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
•	The value of any advance dividends paid to participants;
•	The value of any “trickle dividends”, being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.

To determine the fair value of the equity-settled share-based payment and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model. Additional equity instruments will vest to the Non-controlling interest to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. Refer to note 5 for the accounting treatment of the Non-controlling interests.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20 Share-based payments – (continued)

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket Mine	$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

21 Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2026 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine.

$
Balance at January 1,2013	1,015
Foreign currency adjustment	1
Unwinding of discount	(1)
Change in estimate during the year	557
Balance at December 31,2013	1,572

Balance at January 1,2014	1,572
Foreign currency adjustment	125
Unwinding of discount	37
Change in estimate during the year
-adjusted through profit or loss	32
-adjustment capitalised in Property, plant and equipment	1,122
Balance at December 31,2014	2,888

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 2.32% (2013 - 2.75%). The Eersteling mine is under care and maintenance and the provision is not discounted. The gross rehabilitation costs before discounting amounted to $2,890 (2013 - $1,760) for Blanket mine and $716 (2013 - $697) for Eersteling mine.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

22 Trade and other payables

	$	$
Trade payables	1,007	1,026
Other payables and accrued expenses	2,784	3,574
	3,791	4,600

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23 Cash flow information

Non-cash items and information presented separately on the cash flow statement:
	2014	2013
	$	$
Operating profit	13,324	9,515
Adjustments for:
Loss on scrapping of Property, plant and equipment	68	-
Site restoration	32	556
Share-based payment expense	-	68
Depreciation	3,908	3,276
Impairment	196	14,203
Cash generated by operations before working capital changes	17,528	27,618
Inventories	(159)	(1,767)
Prepayments	(234)	(51)
Trade and other receivables	3,420	(2,226)
Trade and other payables	(1,733)	(806)
Cash flows from operating activities	18,822	22,768

24 Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

24 Financial instruments – (continued)

Carrying amount	2014	2013
	$	$
Canada	98	-
Other regions	773	3,889
	871	3,889

Impairment losses

None of the trade and other receivables is past due at the year-end date and were estimated at a level 3 fair value hierarchy. No factors existed at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2014	Carrying amount	6 months or less
	$	$
Non-derivative financial liabilities – Level 3
Trade and other payables	2,317	2,317
	2,317	2,317

December 31, 2013	Carrying amount	6 months or less
	$	$
Non-derivative financial liabilities – Level 3
Trade and other payables	4,600	4,600
Bank overdraft	1,796	1,796
	6,396	6,396

Currency risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollar in the Group’s consolidated financial statements.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

24 Financial instruments – (continued)

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rands.

	2014	2013
	$	$
Cash and cash equivalents	26,512	25, 042
Bank overdraft	-	(1,796)
Trade and other receivables	773	3,887
Prepayments	348	177
Trade and other payables	(2,199)	(5,160)

The following exchange rates applied during the year:

	Average rate during the year		Spot rate
	2014	2013	December 31, 2014	December 31, 2013
(In Canadian dollars)	$	$	$	$
USD 1	1.1041	1.0300	1.1627	1.0696
Rand 1	0.1018	0.1071	0.1001	0.1019
Kwacha 1	0.1785	0.1895	0.1808	0.1921

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

24 Financial instruments – (continued)

Sensitivity analysis

As a result of the group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
USD denominated balance – Foreign currency	Rand	Kwacha	Rand	Kwacha

Cash and cash equivalents	12,084	12	8,069	41
Intercompany balances*	(70,280)	(29,321)	(64,640)	(26,968)
* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminates on consolidation.

A 5% strengthening or weakening of the various functional currencies against the foreign currencies, for cash and cash equivalents, would have the following effect on profit or (loss) after tax for the group:

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
	Rand	Kwacha	Rand	Kwacha
5% Strengthening	442	5	290	4
5% Weakening	(442)	(5)	(290)	(4)

A 5% strengthening or weakening of the various functional currencies against the foreign currencies, for intercompany balances, which is allocated on consolidation to the foreign currency translation reserve within equity for the Group and have the following effect:

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
	Rand	Kwacha	Rand	Kwacha
5% Strengthening	3,510	1,456	2,327	1,348
5% Weakening	(3,510)	(1,456)	(2,327)	(1,348)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

25 Dividends

The following dividends were declared and paid by the Company (excluding NCI) for the year ended December, 31 2014.

	2014	2013
	$	$
$0.0600 per qualifying share (2013: $0.0998)	3,127	5,202

26 Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

27 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key managers.

A service agreement between Greenstone Management Services Proprietary Limited and Mr. Curtis includes an option to terminate the contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2014 the severance payment would have amounted to US $820. The contract also includes a payment of one month’s pay per year of service rendered by Mr Curtis if Caledonia terminates his services. A change in control would constitute:

•         the acquisition of more than 50% of the common shares; or
•         the acquisition of right to exercise the majority of the voting rights of common shares; or
•         the acquisition of the right to appoint the majority of the board of directors; or
•         the acquisition of more than 50% of the assets; of Greenstone Management Service Proprietary Limited or Caledonia Mining Corporation.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

27 Related parties – (continued)

	2014	2013
	$	$
Directors fees, Salaries and bonuses	1,966	1,526
Share-based payments	-	36
	1,966	1,562

In addition, Blanket Mine also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel and director transactions:

A number of those entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

				Balance outstanding
				As at December 31,
	Note	2014	2013	2014	2013
		$	$	$	$
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s former President and Chief Executive Officer.	(i)	938	736	-	-
Rent for office premises paid to a company owned by members of the former President’s family.	(ii)	142	38	-	-
Legal fees and disbursements up to retirement.		-	88	-	-
Directors fees paid.		326	285	-	-

(i)
On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia’s President and Chief Executive Officer (“CEO”).  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii)	The contract expires September 2015.

Refer to note 5 and note 29 for transactions with Non-controlling interests.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28 Group entities

	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
		2014	2013	2014	2013
Subsidiaries of the Company		%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	Zimbabwe	100	100	-	-
Caledonia Kadola Limited	Zambia	100	100	-	-
Caledonia Mining (Zambia) Limited	Zambia	100	100	(18,021)	(16,575)
Caledonia Nama Limited	Zambia	100	100	(11,200)	(13,301)
Caledonia Western Limited	Zambia	100	100	-	-
Mulonga Mining Limited	Zambia	100	100	-	-
Dunhill Enterprises Inc.	Panama	100	100	-	-
Eersteling Gold Mining Corporation Limited	South Africa	100	100	(14,632)	(13,450)
Fintona Investments Proprietary Limited	South Africa	100	100	(17,277)	(15,890)
Greenstone Management Services Proprietary Limited	South Africa	100	100	(4,425)	(4,070)
Greenstone Management Services Limited	United Kingdom	100	100	9,122	8,390
Maid O’ Mist Proprietary Limited	South Africa	100	100	-	-
Mapochs Exploration Proprietary Limited	South Africa	100	100	-	-
Caledonia Holdings (Africa) Limited	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-	-	-
Mulonga Mining Guernsey	Guernsey	100	100	-	-
(1) BETS and the Employee Trust are consolidated as structured entities.
(2) Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3) Blanket has no subsidiary companies.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

29 Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Corporate segment comprise the holding company and Greenstone Management Services Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise of Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Greenstone Management Services Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments
2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
	$	$	$	$	$	$
External Revenue	4,106	59,082	7,913	-	(12,019)	59,082
Royalty	-	(3,889)	-	-	-	(3,889)
Production costs	-	(31,506)	(6,907)	-	7,601	(30,812)
Management fee	-	(5,167)	5,167	-	-	-
Other income	-	18	10	-	-	28
Administrative expenses	(3,439)	(481)	(3,248)	(989)	-	(8,157)
Depreciation	-	(3,888)	(20)	-	-	(3,908)
Impairment	-	(89)	-	(107)	-	(196)
Finance income	15	-	-	-	-	15
Finance expense	-	(170)	-	-	-	(170)
Foreign exchange gain/(loss)	54	-	1,122	-	-	1,176
Segment profit before income tax	736	13,910	4,037	(1,096)	(4,418)	13,169
Tax expense	(1,178)	(3,968)	(1,458)	-	-	(6,604)
Segment profit after income tax	(442)	9,942	2,579	(1,096)	(4,418)	6,565

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28 Operating Segments – (continued)

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
	$	$	$	$	$	$
Geographic segment assets:
Current	12,520	12,148	13,700	51	(1,511)	36,908
Non-Current (excluding
intercompany)	56	41,646	356	-	(1,670)	40,388
Expenditure on property, plant
and equipment - cash	-	6,627	52	107	-	6,786

Intercompany balances	118,502	1,748	33,788	-	(154,038)	-

Geographic segment liabilities

Current	(1,146)	(2,804)	(1,831)	-	-	(5,781)
Non-current (excluding
intercompany)	-	(12,291)	(689)	-	-	(12,980)
Intercompany balances	(39,479)	(1,049)	(84,187)	(29,323)	154,038	-

2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
	$	$	$	$		$
External Revenue	-	65, 113	10,618	-	(10,618)	65,113
Royalty		(4,544)	-			(4,544)
Production costs	-	(28,580)	(9,749)	-	10,917	(27,412)
Management fee	-	(4,820)	4,820	-	-	-
Other income/(expense)	5,770	(5,770)	-			-
Administrative expenses	(2,872)	(2,380)	(2,304)	-	(216)	(7,772)
Share-based payment expenses	(68)	-	-	-		(68)
Depreciation	-	(3,491)	(15)	-	230	(3,276)
Impairment	-	(91)	(399)	(13,713)		(14,203)
Finance income	24	-	-	-		24
Finance expense	-	(132)	-	-		(132)
Foreign exchange gain/(loss)	111	1	2,336	-	(771)	1,677
Segment profit before income tax	2,965	15,306	5,307	(13,713)	(458)	9,407
Tax expense	(1,842)	(6,482)	(1,573)	-	-	(9,897)
Segment profit after income tax	1,123	8,824	3,734	(13,713)	(458)	(490)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28  Operating Segments – (continued)
2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Geographic segment assets:

Current	15,064	10,599	10,446	45	-	36,154
Non-Current (excluding
intercompany)	55	34,840	331	-	(1,778)	33,448
Expenditure on property, plant and
equipment	-	9,461	35	2,637	(395)	11,738
Intercompany balances	60,893	1,773	6,287	-	(68,953)	-

Geographic segment liabilities

Current	(160)	(5,731)	(1,635)	(8)	-	(7,534)
Non-current (excluding	-	(9,360)	(734)	-	-	(10,094)
intercompany)
Intercompany balances	(3,601)	(783)	(38,623)	(25,946)	68,953	-

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $59,082.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

29 Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2
	2014	2013
	$	$
Current assets	12,148	10,599
Non-current assets	43,394	34,840
Current liabilities	(2,804)	(5,731)
Non-current liabilities	(12,291)	(9,360)
Net assets	40,447	30,348

Carrying amount of NCI	804	(51)

Revenue	59,082	65, 113
Profit	10,301	15,833
Other comprehensive income	-	-
Total comprehensive income	10,301	15,833

Profit allocated to NCI	1,668	2,565
OCI allocated to NCI	34	(75)
Dividend paid to NCI	(847)	(745)

30 Subsequent events

No material subsequent events to report

Caledonia Mining Corporation
Additional information

Directors and Officers at March 27, 2015

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. R. Curtis
Non- executive Director	Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. R. Curtis (4) (5) (7)	M. Learmonth (5) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Financial Officer Vice-President Finance and Investor Relations and Corporate Development
Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Non-executive Director	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	Dr. T. Pearton (6) (7)
Non- executive Director	Vice-President Exploration
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)
Non- executive Director	DSA Corporate Services Inc.
Toronto, Ontario, Canada	Company Secretary
36 Toronto Street – Suite1000
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit Committee	Toronto, Ontario, M5C 2C5
Non- executive Director
Cape Town, South Africa
Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

Caledonia Mining Corporation
Additional information

CORPORATE DIRECTORY as at March 27, 2015

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com
AUDITORS
South Africa – Africa Office	KPMG Inc.
Greenstone Management Services (Pty) Ltd.	85 Empire Road
P.O. Box 834	Parktown 2193
Saxonwold 2132	South Africa
South Africa	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554
REGISTRAR & TRANSFER AGENT
Zambia	Computershare
Caledonia Mining (Zambia) Limited	100 University Ave, 8th Floor,
P.O. Box 36604	Toronto, Ontario, M5J 2Y1
Lusaka, Zambia	Tel:+1 416 263 9483
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154
BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMAD
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Numis Securities Limited
The London Stock Exchange Building
CAPITALIZATION at March 24, 2015	10 Paternoster Square
Authorised: Unlimited	London EC4M 7LT
Shares, Warrants and Options Issued:	Tel: +44 207 260 1000
Common Shares: 52,117,908
Warrants: Nil	JOINT BROKERS (AIM)
Options: 2,125,920 (March, 27 2015)	Numis Securities Limited

SHARES LISTED	WH Ireland
Toronto Stock Exchange Symbol “CAL”	24 Martin Lane
NASDAQ OTCQX Symbol "CALVF"	London EC4R ODR
London “AIM” Market Symbol “CMCL”	Tel: +44 207 220 1751